UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-11566

A.           Full title of the plan and the address of the plan, if different from that of the issuer names below:

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MarkWest Hydrocarbon, Inc.

155 Inverness Drive West, Suite 200

Englewood, CO 80112-5000

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

EXHIBIT:

23.1	Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

NOTE:  Certain supplemental schedules have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the financial status of MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan  (the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
June 27, 2003

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value:
Mutual funds (Note 4)	$5,070,040	$5,479,322
MarkWest Hydrocarbon, Inc. common stock	1,690,970	1,709,594
Participant loans	185,842	147,438

	6,946,852	7,336,354
Receivables:
Employee contributions and employer match	24,246	19,212
Employer profit sharing	369,208	338,532
Loan interest receivable	403	224

Net assets available for benefits	$7,340,709	$7,694,322

The accompanying notes are an integral part of these financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2002 and 2001

	2002	2001
Additions
Contributions:
Participants:
Deferral	$614,837	$574,089
Rollover	28,476	13,038
Employer:
Match	208,127	198,484
Discretionary	363,760	338,532
Loans:
Interest	13,602	14,310

Investment income:
Net (depreciation) appreciation of investments Mutual funds (Note 4)	(999,745)	(763,088)
MarkWest Hydrocarbon, Inc. common stock	(217,934)	(1,141,425)
Interest, dividends and other income	117,368	127,796

Deductions
Benefits paid directly to participants	481,110	121,649
Loan administration fees and other	994	683

Net increase (decrease)	(353,613)	(760,596)

Net assets available for benefits at beginning of year	7,694,322	8,454,918

Net assets available for benefits at end of year	$7,340,709	$7,694,322

The accompanying notes are an integral part of these financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements

1.              Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) is a defined contribution plan established on August 1, 1993 under the rules of Internal Revenue Code (the “Code”) Section 401(k).  Participants should refer to the Plan Agreement for more complete information.

Participation

All full-time, permanent employees of MarkWest Hydrocarbon, Inc. (the “Company”) are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month following employment.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan.  The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g).  All income earned from invested contributions accumulates tax deferred until withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year.  Notice of suspension must be made in writing at least 30 days in advance.  Rollovers represent funds that new participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions

The Company provides a matching contribution of 50% of each participant’s contributions up to a maximum of 6% of compensation.  Additionally, a discretionary contribution may be made based on the profitability of the Company.

Vesting

Employee contributions are fully vested upon contribution while Company contributions vest at 25% per year of service.  Participants are fully vested in the Company contributions after four years of service.  The cumulative forfeiture balance of $3,865 and $0 was utilized during 2002 and 2001, respectively, by the Company to offset Company Matching Contributions.  At December 31, 2002 and 2001 there was no balance in the forfeiture account. In addition, as of December 31, 2002 and 2001, there was a balance of $79,238 and $66,956 in the unvested forfeiture account.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.  Such request must receive approval of the Company’s benefit administrator.

Participant Loans

Loans are interest bearing at 1% above the published prime rate and are limited to the lesser of $50,000 or 50% of a participant’s vested account balance.

2.              Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

Investments are stated at fair value based on the quoted market price on the last business day of the Plan year.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of realized gains and losses, and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.              Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time.  In the event of termination of the Plan, participants become fully vested in all accounts and the assets of the Plan and shall be distributed to the participant in proportion to their respective account balances.

4.              Investments

All funds are managed by the Trustee.  The assets are maintained under ERISA guidelines provided by the Company.  The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2002	2001

Invesco Dynamics	$336,015	$472,708
Fidelity Blue Chip	904,839	1,261,057
Fidelity Divd Growth	730,165	902,951
Fidelity Mgd Inc Port	1,140,124	949,325
Spartan US Eq Index	581,245	778,413
MarkWest Hydrocarbon	1,690,970	1,709,594

During 2002, the Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2002	2001

Mutual funds	$(999,745)	$(763,088)
Common stock	(217,934)	(1,141,425)

	$(1,217,679)	$(1,904,513)

In addition to the Company’s common stock, participating employees have the following fund options in which their contributions may be invested:

Fidelity Blue Chip Growth Fund

Objective:
Seeks growth of capital over the long term.

Strategy:
Normally invests primarily in common stocks of well-known and established companies, domestically and internationally.

Oakmark Growth & Income

Objective:

Seeks high current income and preservation of capital.

Strategy:

Invests approximately 50-75% of its total assets in equity securities and the remainder in U.S. government securities and debt securities. The fund searches for companies selling at a discount as compared with their true underlying value.

Fidelity Diversified International Fund

Objective:
Seeks capital growth.

Strategy:
Normally invests in common stocks with at least 65% of total assets invested in foreign securities.

Fidelity Dividend Growth Fund

Objective:
Seeks capital appreciation.

Strategy:
Normally invests at least 65% of total assets in the common stocks of companies believed to have the potential for dividend growth.  Invests in domestic and foreign issuers.

Fidelity Freedom Income

Objective:

Seeks high current income and, as a secondary objective, capital appreciation.

Strategy:

Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000 Fund

Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy.

Fidelity Freedom 2010 Fund

Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date.

Fidelity Freedom 2020 Fund

Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date.

Fidelity Freedom 2030 Fund

Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date.

Fidelity Managed Income Portfolio

Objective:
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Strategy:
Invests in U.S. dollar-denominated money market securities and repurchase agreements and enters into reverse repurchase agreements.

Fidelity US Bond Index

Objective:

The fund seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Strategy:

Normally invests at least 80% of the fund’s assets in bonds included in the Lehman Brothers Aggregate Bond Index. Uses statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure and credit quality.

Spartan U.S. Equity Index Fund

Objective:
The fund seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States.

Strategy:
Normally investing at least 80% of assets in common stocks included in the S&P 500.

Invesco Dynamics

Objective:

Seeks capital growth.

Strategy:

The fund invests primarily in the common stocks of rapidly growing mid-sized companies, with market capitalizations generally between $2 billion and $15 billion.

Invesco Small Co Growth

Objective:

The Fund seeks to provide long-term growth of capital.

Strategy:

The fund invests at least 65% of assets in equities of small companies with market capitalizations of less than $2.5 billion or below at the time of purchase.

5.              Income Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated September 24, 1994 that the Plan is qualified and the Trust established under the Plan is tax exempt, under Section 401(k) of the Code.  The Company believes that the Plan has been administered in accordance with the changes to the Code effective after the date of such letter, and the Plan has been timely amended to incorporate such changes, it should retain its exempt status.  Thus, contribution to the Plan and earnings thereon should not be taxable until distributed to the participant.

6.              Related Party Transactions

Certain Plan investments represent shares of registered investment companies managed by Fidelity Management Trust Company as of December 31, 2002 and December 31, 2001.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of MarkWest Hydrocarbon, Inc. as of December 31, 2002 and December 31, 2001.  MarkWest Hydrocarbon, Inc. is the plan sponsor as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Fair Value

	Invesco Dynamics	31,521	shares	$336,015

	Invesco Small Co. Growth	5,173	shares	43,092

	Oakmark Equity & Income	2,199	shares	39,568

*	MarkWest Hydrocarbon, Inc.	296,661	shares	1,690,970

*	Fidelity Blue Chip Growth Fund	28,329	shares	904,839

*	Fidelity Diversified International Fund	9,375	shares	160,875

*	Fidelity Dividend Growth Fund	32,713	shares	730,165

*	Fidelity Freedom Income	517	shares	5,485

*	Fidelity Freedom 2000 Fund	4,198	shares	46,215

*	Fidelity Freedom 2010 Fund	16,438	shares	188,052

*	Fidelity Freedom 2020 Fund	25,967	shares	276,292

*	Fidelity Freedom 2030 Fund	9,497	shares	97,253

*	Fidelity Managed Income Portfolio	1,140,124	shares	1,140,124

*	Fidelity US Bond Index	46,336	shares	520,820

	Spartan US Equity Index	18,660	shares	581,245

*	Participant loans	5.75% - 10.5%		185,842

	Total			$6,946,852

*  Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC.
401(k) Savings and Profit Sharing Plan

DATE: June 27, 2003	BY:	/s/ Donald C. Heppermann
Donald C. Heppermann
Sr. Vice President Finance,
Chief Financial Officer and Secretary
(On Behalf of the Administrator and Principal
Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan